Jonathan D. Shain Prudential Investments LLC Gateway Center 3 100 Mulberry Street Newark, NJ 07102 Tel: 973-802-6469 Fax: 973-367-8065

                                                                                                                                                     May 25, 2005

Larry Greene

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Strategic Partners Opportunity Funds — Strategic Partners New Era Growth Fund:  Schedule 14C Information Statement Filing

Ladies and Gentlemen:

Strategic Partners Style Opportunity Funds — Strategic Partners New Era Growth Fund (the “Fund”) is writing in response to comments given by telephone on March 28, 2005, by Larry Greene of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, regarding the Fund’s filing on Schedule 14C of preliminary information statement materials.

 For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  The section of the information statement entitled “New Subadvisory Agreement” appears to contain an erroneous reference suggesting that the Fund’s Trustees approved the replacement of TCW Investment Management Company.

Response:   The reference to TCW Investment Management Company is erroneous, since the Trustees approved the replacement of Jennison Associates LLC (Jennison) with TCW Investment Management Company.  We will make the appropriate correction.

Comment:  In the section of the information statement entitled “Shareholder Proposals,” the information statement should specify whether or not proposals may be submitted by shareholders without advance notice at the meeting, or if advance notice is required, then the information statement should specify the applicable amount of advance notice required.

Response:  We will clarify this section of the information statement to indicate that shareholders may submit proposals at the meeting without providing advance notice.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the proxy statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the proxy statement may be communicated to the undersigned (973-802-6469).

Please send any copies of any correspondence relating to this filing to Jonathan D. Shain by facsimile at 973-367-8065 with the original by mail to Prudential Investments LLC, 100 Mulberry Street, Newark, New Jersey 07102.

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene

(Securities and Exchange Commission)

Kathryn Quirk

(Prudential Investments LLC)

Margery K. Neale

(Shearman & Sterling LLP)